UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  April 2009

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation)

10 Plaut Street, Science Park
Rehovov 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☒  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes          No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On April 13, 2009, Rosetta Genomics Ltd. (“Rosetta”) and Prometheus Laboratories Inc. (“Prometheus”) issued a joint press release announcing that they had entered into a license and collaboration agreement, pursuant to which Rosetta will grant Prometheus U.S. rights to its three recently introduced microRNA-based cancer diagnostic tests: miRview™ mets, miRview™ squamous and miRview™ meso. Under the terms of a separate stock purchase agreement also entered into between Rosetta and Prometheus, Prometheus will also make an equity investment in Rosetta of $8 million at $4.00 per ordinary share. The license and collaboration agreement and the stock purchase agreement are expected to close before the end of April 2009 and are subject to customary closing conditions. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein and a copy of the stock purchase agreement is filed as Exhibit 99.2 hereto and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Rosetta Genomics Registration Statement on Form F-3, File No. 333-153115.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Press Release dated April 13, 2009

99.2	Stock Purchase Agreement by and between Prometheus Laboratories Inc. and Rosetta Genomics Ltd., dated April 10, 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: April 14, 2009	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller VP Finance